Filed Pursuant to Rule 433

Registration Statement No. 333-177949

Free Writing Prospectus Dated April 18, 2013

NATIONAL RURAL UTILITIES

COOPERATIVE FINANCE CORPORATION

FINAL TERM SHEET

$400,000,000

4.75% FIXED-TO-FLOATING RATE SUBORDINATED NOTES DUE 2043

(SUBORDINATED DEFERRABLE INTEREST NOTES)

Issuer:	National Rural Utilities Cooperative Finance Corporation

Expected Issue Ratings:	A3 (Moody’s) / BBB+ (S&P)

Principal Amount:	$400,000,000

Security Title:	4.75% Fixed-to-Floating Rate Subordinated Notes due 2043 (Subordinated Deferrable Interest Notes) (the “Notes”)

Legal Format:	SEC Registered

Pricing Date:	April 18, 2013

Settlement Date:	April 25, 2013 (T+5)

Maturity Date:	April 30, 2043

Interest Rate and Interest Payment Dates during Fixed-Rate Period:	4.75% accruing from and including April 25, 2013 to, but excluding, April 30, 2023, or any early redemption date, payable semi-annually in arrears on April 30 and October 30 of each year, beginning on October 30, 2013 and ending on April 30, 2023.

Interest Rate and Interest Payment Dates during Floating-Rate Period:	Three-month LIBOR plus 2.91%, accruing from and including April 30, 2023, to but excluding the maturity date or any early redemption date, payable quarterly in arrears on April 30, July 30, October 30 and January 30, beginning July 30, 2023.

Option to Extend Interest Payment Period:	At any time and from time to time during the term of the Notes for a period not exceeding five consecutive years. During any such extension period, interest will continue to accrue on the Notes at the then-applicable rate and accrued interest on the Notes will bear additional interest at the then-applicable rate, compounded on each interest payment date, subject to applicable law.

Listing:	The Notes will not be listed on any securities exchange.

Public Offering Price:	100% of principal amount

Proceeds (after underwriting discount and before expenses) to the Issuer:	$396,000,000

Optional Redemptions:

At any time on or after April 30, 2023, the Notes will be redeemable, in whole or in part, at a redemption price equal to 100% of the principal amount being redeemed plus accrued and unpaid interest on the Notes being redeemed to, but excluding the redemption date.

At any time before April 30, 2023, the Notes will be redeemable, in whole or in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest discounted on a semi-annual basis at the Treasury Rate, plus 50 basis points, plus accrued and unpaid interest on the Notes being redeemed to, but excluding, the redemption date.

Denominations:	$1,000 and any integral multiple thereof

CUSIP/ISIN:	637432MT9 / US637432MT91

Joint Book-Running Managers:	J.P. Morgan Securities LLC
RBC Capital Markets, LLC
RBS Securities Inc.

Co-Managers:	KeyBanc Capital Markets Inc.
Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
U.S. Bancorp Investments, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from J.P. Morgan Securities LLC by calling collect at (212) 834-4533, RBC Capital Markets, LLC by calling toll-free at 1-866-375-6829 and RBS Securities Inc. by calling toll-free at 1-866-884-2071.